UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 10, 2023

HF Sinclair Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41325	87-2092143
(State or Other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2828 N. Harwood, Suite 1300 Dallas, TX	75201
(Address of Principal Executive Office)	(Zip Code)

(214) 871-3555

Registrant’s Telephone Number, including Area Code

Not Applicable

(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01	DINO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On November 10, 2023, Holly Energy Partners, L.P., a Delaware limited partnership (“HEP”), and Holly Energy Finance Corp., a Delaware corporation (“Finance Corp.” and, together with HEP, the “HEP Issuers”), entered into (i) a Second Supplemental Indenture (the “2027 Notes Second Supplemental Indenture”) among the HEP Issuers, as issuers, the other subsidiary guarantors party thereto (the “Guarantors”) and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), to that certain Indenture, dated as of April 8, 2022, among the HEP Issuers, as issuers, the Guarantors and the Trustee, as trustee (as supplemented by the First Supplemental Indenture, dated May 22, 2022, the “Existing 2027 Notes Indenture” and, as further supplemented by the 2027 Notes Second Supplemental Indenture, the “2027 Notes Indenture”), relating to the HEP Issuers’ 6.375% Senior Notes due 2027 (the “2027 Notes”) and (ii) a Third Supplemental Indenture (the “2028 Notes Third Supplemental Indenture”) among the HEP Issuers, as issuers, the Guarantors and the Trustee, as trustee, to that certain Indenture, dated as of February 4, 2020, among the HEP Issuers, as issuers, the Guarantors and the Trustee (as successor to U.S. Bank, National Association), as trustee (as supplemented by the First Supplemental Indenture, dated March 14, 2022 and as further supplemented by the Second Supplemental Indenture, dated May 22, 2022, the “Existing 2028 Notes Indenture” and, as further supplemented by the 2028 Notes Third Supplemental Indenture, the “2028 Notes Indenture” and, together with the 2027 Notes Indenture, the “HEP Indentures”), relating to the HEP Issuers’ 5.000% Senior Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the “HEP Notes”).

Each of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture was entered into to effectuate the amendments (the “Proposed Amendments”) to the Existing 2027 Notes Indenture and the Existing 2028 Notes Indenture, respectively, for which consents were solicited in the previously announced private exchange offers (the “Exchange Offers”) and consent solicitations (the “Consent Solicitations”) by HF Sinclair Corporation, a Delaware corporation (“HF Sinclair” or the “Company”), with respect to the HEP Notes. As of 11:00 a.m., New York City time, on November 10, 2023, HF Sinclair, on behalf of the HEP Issuers, had received valid consents from at least a majority of the outstanding aggregate principal amount of each series of the HEP Notes, which amounts were sufficient to constitute the requisite consents to approve the Proposed Amendments. Following execution of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture, the consents received were not able to be revoked.

Each of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture amends the 2027 Notes Indenture and the 2028 Notes Indenture, respectively, to, among other things, eliminate from each HEP Indenture, as it relates to each series of HEP Notes (i) substantially all of the restrictive covenants, (ii) certain of the events which may lead to an “Event of Default”, (iii) the U.S. Securities and Exchange Commission (the “SEC”) reporting covenant and (iv) the requirement of HEP to offer to purchase the HEP Notes upon a change of control. Each of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture was effective upon execution but will only become operative upon the settlement date of the applicable Exchange Offer, which is expected to be on or about the third business day following expiration of the Exchange Offers (the “Settlement Date”), such expiration date being 5:00 p.m., New York City time, on November 29, 2023, unless extended or earlier terminated (such date and time, as they may be extended or terminated, the “Expiration Date”). The Settlement Date is expected to be on or about December 4, 2023, unless HF Sinclair extends the Expiration Date or terminates the Exchange Offers.

The foregoing descriptions of the 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture do not purport to be complete and are qualified in their entirety by reference to the 2027 Notes Second Supplemental Indenture and 2028 Notes Third Supplemental Indenture, copies of which are filed as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

The Exchange Offers and Consent Solicitations are being made solely pursuant to the terms and subject to the conditions set forth in the confidential exchange offer memorandum and consent solicitation statement, dated as of October 30, 2023 (the “Exchange Offer Memorandum”), in a private offering exempt from, or not subject to, registration under the Securities Act of 1933, as amended (the “Securities Act”), and are subject to certain conditions set forth in the Exchange Offer Memorandum, although the Company may generally waive any such conditions at any time. Notwithstanding the foregoing, the Company may not waive or modify the condition that the merger of a wholly-owned subsidiary of the Company with and into HEP, with HEP surviving as an indirect, wholly-owned subsidiary of the Company (the “Proposed Merger”) shall have been consummated.

Item 8.01	Other Events.

On November 13, 2023, the Company announced that as of 5:00 p.m., New York City time, on November 13, 2023 (the “Early Participation Date”), (i) $394,226,000 in aggregate principal amount of the 2027 Notes, representing approximately 98.56% of the total outstanding principal amount of the 2027 Notes, and (ii) $486,003,000 in aggregate principal amount of the 2028 Notes, representing approximately 97.20% of the total outstanding principal amount of the 2028 Notes, have been validly tendered and not validly withdrawn (and consents thereby validly given and not validly withdrawn) in connection with its previously announced private Exchange Offers and related Consent Solicitations with respect to the HEP Notes.

As of 11:00 a.m., New York City time, on November 10, 2023, the Company, on behalf of the HEP Issuers, had received the requisite consents from the Eligible Holders (as defined in the attached press release) of each series of HEP Notes to amend the indentures governing the HEP Notes. The 2027 Notes Second Supplemental Indenture and the 2028 Notes Third Supplemental Indenture implementing the Proposed Amendments were effective upon execution but will only become operative upon the Settlement Date of the applicable Exchange Offer. Eligible Holders may no longer withdraw tendered HEP Notes or revoke consents, except where required by applicable law. The Exchange Offers and Consent Solicitations will expire on the Expiration Date. Eligible Holders who tender their HEP Notes prior to the Expiration Date will be eligible for the consideration described in this Current Report on Form 8-K and the attached press release.

The Company has also announced that the previous deadline for holders to tender their HEP Notes and be eligible to receive $1,000 principal amount of such series of new notes to be issued by the Company (the “New Notes”), which includes an early participation premium, payable in principal amount of New Notes, of $50, plus a payment of $1.00 in cash has been extended to the Expiration Date (as defined herein). As a result, the consideration to be paid for HEP Notes validly tendered (i) at or prior to the Early Participation Date and (ii) following the Early Participation Date, but at or prior to the Expiration Date, will be the same.

The Exchange Offers and Consent Solicitations are being made solely pursuant to the terms and subject to the conditions set forth in the Exchange Offer Memorandum, in a private offering exempt from, or not subject to, registration under the Securities Act and are subject to certain conditions set forth in the Exchange Offer Memorandum, although the Company may generally waive any such conditions at any time. Notwithstanding the foregoing, the Company may not waive or modify the condition that the Proposed Merger shall have been consummated.

Please carefully review the attached press release for further details regarding the Exchange Offers and Consent Solicitations. A copy of the Company’s and HEP’s joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

This announcement does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made solely pursuant to the Exchange Offer Memorandum and only to such persons and in such jurisdictions as is permitted under applicable law.

Additional Information and Where You Can Find It

This report does not constitute a solicitation of any vote or approval with respect to the Proposed Merger. In connection with the Proposed Merger, the Company has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of the Company and HEP and also constitutes a prospectus of the Company (the “Registration Statement”), which was declared effective on October 24, 2023. The Company and HEP may also file other materials with the SEC regarding the Proposed Merger. Mailing of the definitive joint proxy statement/prospectus to the securityholders of the Company and HEP commenced on October 26, 2023. INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND HEP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY

OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, THE PARTIES TO THE PROPOSED MERGER AND THE RISKS ASSOCIATED WITH THE PROPOSED MERGER. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by the Company or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from the Company’s website at www.hfsinclair.com under the Investor Relations page or from HEP’s website at www.hollyenergy.com on the Investors page.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation of Proxies

The Company, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies in respect of the Proposed Merger. Information about these persons is set forth in the Registration Statement, including the joint proxy statement/prospectus, which was filed by the Company with the SEC on October 16, 2023 and declared effective by the SEC on October 24, 2023; the Company’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the Registration Statement, including the joint proxy statement/prospectus, and other relevant documents regarding the Proposed Merger (if and when available), which will be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this Current Report on Form 8-K relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in the Company’s and HEP’s filings with the SEC. Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding the Company’s and HEP’s plans and objectives for future operations or the Proposed Merger. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, the Company cannot assure you that the Company’s and HEP’s expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the ability of the Company or HEP to consummate the Proposed Merger; the risk that the Proposed Merger does not occur; negative effects from the pendency of the Proposed Merger; the time required to consummate the Proposed Merger; the risk that cost savings, tax benefits and any other synergies from the Proposed Merger may not be fully realized or may take longer to realize than expected; disruption from the Proposed Merger may make it more difficult to maintain relationships with customers, employees or suppliers; the possibility that the market price of the Company’s common stock will fluctuate prior to the completion of the Proposed Merger causing the value of the merger consideration of the Proposed Merger to change; the risk that certain officers and directors of the Company and HEP have interests in the Proposed Merger that are different from, or in addition, to the interests they may have as a stockholder of the Company or a unitholder of HEP, respectively; the possibility that financial projections by the Company may not prove to be reflective of actual future results; failure to obtain the required approvals for the Proposed Merger; the focus of management time and attention on the Proposed Merger and other disruptions arising from the Proposed Merger; legal proceedings that may be instituted against the Company or HEP in connection with the Proposed Merger; limitations on our ability to effectuate share repurchases due to market conditions and corporate, tax, regulatory and other considerations; the Company’s and HEP’s ability to successfully integrate the Sinclair Oil Corporation (now known as Sinclair Oil LLC) and Sinclair Transportation Company LLC businesses acquired from The Sinclair Companies (now known as REH Company) (collectively, the “Sinclair Transactions”) with their existing operations and fully realize the expected synergies of the Sinclair Transactions or on the expected timeline; the Company’s ability to successfully integrate the operation of the Puget Sound refinery with its existing operations; the demand for and supply of crude oil and refined products, including uncertainty regarding the increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products or lubricant and specialty products in the Company’s markets; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products or lubricant and specialty products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines, whether due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, global health events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting the Company’s operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of the Company’s suppliers, customers, or third-party providers, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the effects of current and/or future governmental and environmental regulations and policies, including increases in interest rates; the availability and cost of financing to the Company; the effectiveness of the Company’s capital investments and marketing strategies; the Company’s and HEP’s efficiency in carrying out and consummating construction projects, including the Company’s ability to complete announced capital projects on time and within capital guidance; the Company’s and HEP’s ability to timely obtain or maintain permits, including those necessary for operations or capital projects; the ability of the Company to acquire refined or lubricant product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Israel-Gaza conflict, the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for the Company’s refined products and create instability in the financial markets that could restrict the Company’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; the outcome of the Exchange Offers and Consent Solicitations; and other business, financial, operational and legal risks and uncertainties detailed from time to time in the Company’s and HEP’s SEC filings, whether or not related to the Exchange Offers and Consent Solicitations. The forward-looking statements speak only as of the date made and, other than as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Second Supplemental Indenture, dated November 10, 2023, among Holly Energy Partners, L.P., Holly Energy Finance Corp., the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, related to Holly Energy Partners, L.P.’s and Holly Energy Finance Corp.’s 6.375% Senior Notes due 2027.

4.2	Third Supplemental Indenture, dated November 10, 2023, among Holly Energy Partners, L.P., Holly Energy Finance Corp., the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, related to Holly Energy Partners, L.P.’s and Holly Energy Finance Corp.’s 5.000% Senior Notes due 2028.

99.1	Joint Press Release of HF Sinclair Corporation and Holly Energy Partners, L.P., dated November 13, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2023	HF SINCLAIR CORPORATION

	By:	/s/ Atanas H. Atanasov
	Name:	Atanas H. Atanasov
	Title:	Executive Vice President and Chief Financial Officer